Exhibit 1
                                                                       ---------

                             WPP GROUP plc ("WPP")

WPP announces that on 28 November 2007 it acquired 389,803 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 587.395756p per share.